FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 26, 2011

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated July 26, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 30, 2011

ARM HOLDINGS PLC.

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Item 1

ARM HOLDINGS PLC REPORTS RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2011
A presentation of the results will be webcast today at 09:30 BST at www.arm.com/ir

CAMBRIDGE, UK, 26 July 2011—ARM Holdings plc announces its unaudited financial results for the second quarter and half year ended 30 June 2011.

Q2 2011 – Financial Summary	Normalised*			IFRS
	Q2 2011	Q2 2010	% Change	Q2 2011	Q2 2010
Revenue ($m) †	190.2	150.3	27%	190.2	150.3
Revenue (£m) †	117.8	100.0	18%	117.8	100.0
Operating margin	44.5%	42.7%		27.1%	28.9%
Profit before tax (£m)	54.2	43.5	25%	33.8	29.6
Earnings per share (pence)	2.98	2.34	27%	1.93	1.62
Net cash generation**	45.7	30.4
Effective revenue fx rate ($/£)	1.61	1.50

H1 2011 – Financial Summary	Normalised*			IFRS
	H1 2011	H1 2010	% Change	H1 2011	H1 2010
Revenue ($m) †	375.7	293.6	28%	375.7	293.6
Revenue (£m) †	233.9	192.3	22%	233.9	192.3
Operating margin	43.5%	41.4%		26.1%	28.1%
Profit before tax (£m)	104.9	81.1	29%	64.2	55.5
Earnings per share (pence)	5.70	4.38	30%	3.51	3.09
Net cash generation**	108.6	74.3
Effective revenue fx rate ($/£)	1.61	1.53

† Q2 and H1 2010 revenues include catch-up PD royalty revenues of $9.0m (£6.2m)

Progress on key growth drivers in Q2
•	Growth in adoption of ARM® processor technology
o	29 processor licenses signed across a broad range of target markets
o	9 Cortex™-A series licenses signed, including a further 2 licenses for Cortex-A15 for use in server infrastructure, and mobile computing applications
o	12 Cortex-M series processor licenses signed as the momentum behind ARM processor-based microcontrollers continues
•	Growth in mobile applications
o	1.1 billion ARM processor-based chips shipped into mobile phones and tablets
•	Growth beyond mobile into consumer electronics and embedded products
o	0.8 billion ARM processor-based chips shipped into a broad range of consumer and embedded digital devices
•	Growth in outsourcing of new technology
o	Physical IP: 4 Processor Optimisation Pack licenses signed for Cortex-A series processors
o	Mali™ Graphics: 5 Mali licenses signed, including two next generation Mali graphic processors

Warren East, Chief Executive Officer, said:
“In the first half of 2011, we have seen strong license revenues driven by an increase in design activity around ARM technology across a broad range of end applications. Major semiconductor vendors and consumer electronics companies are making long-term commitments to using ARM technology in their future product developments, underpinning growth in ARM’s long-term royalty revenues.

As the addressable market for ARM technology grows, we continue to invest in the development of innovative technology, whilst simultaneously increasing revenues, profits and cash.”

Outlook
ARM enters the second half of 2011 with a healthy order backlog and a robust opportunity pipeline, which are expected to deliver strong performance in license revenues.  Relevant data for the second quarter, being the shipment period for ARM’s Q3 royalties, points to a small sequential increase in industry-wide revenues. Q4 royalties are harder to predict as continuing macroeconomic uncertainties may impact consumer confidence.

Given ARM’s relative mix of license and royalty revenues, we expect overall Group dollar revenues in the second half of 2011 to be in line with current market expectations.

Q2 2011 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q2 2011	Q2 2010	% Change	Q2 2011	Q2 2010	% Change
PD
Licensing	58.1	36.6	59%	36.3	23.7	53%
Royalties1	84.4	72.5	16%	51.8	49.3	5%
Total PD	142.5	109.1	31%	88.1	73.0	21%
PIPD
Licensing	12.3	10.4	19%	7.8	6.7	16%
Royalties2	11.0	9.8	12%	6.7	6.6	2%
Total PIPD	23.3	20.2	16%	14.5	13.3	9%
Development Systems	13.9	13.4	4%	8.6	8.9	-3%
Services	10.5	7.6	37%	6.6	4.8	38%
Total Revenue	190.2	150.3	27%	117.8	100.0	18%
1 Includes catch-up PD royalties of $nil in Q2 2011 and $9.0m (£6.2m) in Q2 2010.
2 Includes catch-up PIPD royalties of $nil in Q2 2011 and $0.2m (£0.1m) in Q2 2010.

H1 2011 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	H1 2011	H1 2010	% Change	H1 2011	H1 2010	% Change
PD
Licensing	109.4	70.8	54%	68.6	45.5	51%
Royalties1	172.3	139.2	24%	106.4	92.5	15%
Total PD	281.7	210.0	34%	175.0	138.0	27%
PIPD
Licensing	24.9	19.2	30%	15.7	12.4	27%
Royalties2	21.7	20.6	6%	13.3	13.5	-1%
Total PIPD	46.6	39.8	17%	29.0	25.9	12%
Development Systems	27.2	28.2	-3%	17.0	18.6	-9%
Services	20.2	15.6	29%	12.8	9.8	30%
Total Revenue	375.7	293.6	28%	233.8	192.3	22%
1 Includes catch-up PD royalties of $nil in H1 2011 and $9.0m (£6.2m) in H1 2010.
2 Includes catch-up PIPD royalties of $0.6m (£0.4m) in H1 2011 and $0.7m (£0.5m) in H1 2010.

*
Normalised figures are based on IFRS, adjusted for acquisition-related charges, share-based payment costs, restructuring charges, profit on disposal and impairment of available-for-sale investments and Linaro™-related charges. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 10.1 to 10.16.

**
Net cash generation is defined as movement on cash, cash equivalents, short-term and long-term deposits, adding back share buybacks, dividend payments, investment and acquisition consideration, restructuring payments, other acquisition-related payments, share-based payroll taxes and Linaro-related charges, and deducting inflows from share option exercises and proceeds from investment disposals – see notes 10.8 to 10.12.

***
Dollar revenues are based on the Group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Approximately 95% of invoicing is in dollars.

CONTACTS:
Sarah West/Daniel Thole	Tim Score/Ian Thornton
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1223 400796

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Financial review
(IFRS unless otherwise stated)

Total revenues
Total dollar revenues in Q2 2011 were $190.2 million, up 27% on Q2 2010.  Q2 sterling revenues were £117.8 million, up 18% year-on-year.  Excluding the catch-up royalty payment of $9.0 million in Q2 2010, total dollar revenues were up 35% year-on-year in Q2 2011.

Half-year dollar revenues in 2011 amounted to $375.7 million, up 28% on H1 2010.

License revenues and backlog
Total dollar license revenues in Q2 2011 increased by 50% year-on-year to $70.4 million, representing 37% of Group revenues.  License revenues comprised $58.1 million from PD and $12.3 million from PIPD.  Group order backlog at the end of Q2 2011 was flat sequentially.  Group order backlog for ARM is at historically high levels and based on the revenue recognition profile of the deals signed during the first half of 2011and the mix of potential deals in the opportunity pipeline, prospects for backlog in the second half of 2011 look promising.

Royalty revenues
Royalties are recognised one quarter in arrears with royalties in Q2 2011 generated from semiconductor unit shipments in Q1 2011.  Total dollar royalty revenues in Q2 2011 increased by 16% year-on-year to $95.4 million, representing 50% of Group revenues. Royalty revenues in Q2 2011 comprised $84.4 million from PD and $11.0 million from PIPD.

Development Systems and Service revenues
Sales of development systems in Q2 2011 increased 4% year-on-year to $13.9 million, representing 7% of Group revenues.  Due to normal seasonality, Q3 revenue for development systems may be down sequentially.

Service revenues in Q2 2011 were up 37% to $10.5 million, representing 6% of Group revenues.

Gross margins
Gross margins in Q2 2011, excluding share-based payment costs of £0.9 million (see below), were 94.8% compared to 94.4% in Q1 2011 and 94.9% in Q2 2010.

Operating expenses and operating margin
Normalised income statements for Q2 2011 and Q2 2010 are included in notes 10.13 and 10.14 respectively below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release.

Normalised operating expenses (excluding acquisition-related, share-based payments, Linaro-related and restructuring charges) were £59.4 million in Q2 2011 compared to £60.3 million in Q1 2011 and £52.1 million in Q2 2010. Most of the increase in underlying normalised operating expenses between Q2 2010 and Q2 2011 was due to increased investment in the development and deployment of next generation technology, with £2 million of the difference, accounted for in general and administrative expenses, relating to the net impact of accounting for derivative instruments. Normalised operating expenses in Q3 2011 (assuming effective exchange rates similar to current levels) are expected to be in the range £60-£62 million as ARM continues to increase investment in research and development programs.

Normalised operating margin was 44.5% in Q2 2011, compared to 42.5% in Q1 2011 and 42.7% in Q2 2010.

Normalised research and development expenses were £28.9 million in Q2 2011, representing 25% of revenues, compared to £28.9 million in Q1 2011 and £26.4 million in Q2 2010.  Normalised sales and marketing expenses were £13.7 million in Q2 2011, being 12% of revenues, compared to £14.0 million in Q1 2011 and £12.8 million in Q2 2010.  Normalised general and administrative expenses were £16.8 million in Q2 2011, representing 14% of revenues, compared to £17.6 million in Q1 2011 and £12.9 million in Q2 2010.

Total IFRS operating expenses in Q2 2011 were £78.9 million (Q2 2010: £65.3 million) including share-based payment costs and related payroll taxes of £11.6 million (Q2 2010: £8.8 million), amortisation of intangible assets and other acquisition-related charges of £1.1 million (Q2 2010: £3.1 million) and Linaro-related charges of £6.9 million, representing ARM’s committed aggregate contributions to Linaro for the next two years.

Total share-based payment costs and related payroll tax charges of £12.4 million in Q2 2011 were included within cost of revenues (£0.9 million), research and development (£7.4 million), sales and marketing (£2.4 million) and general and administrative (£1.7 million).

3 of 24

Earnings and taxation
Profit before tax was £33.8 million in Q2 2011 compared to £29.6 million in Q2 2010. After adjusting for acquisition-related charges, share-based payment costs, Linaro-related charges and restructuring charges, normalised profit before tax was £54.2 million in Q2 2011 compared to £43.5 million in Q2 2010.  The Group’s effective normalised tax rate was 24.4% (IFRS 21.3%) in Q2 2011 compared to 27.4% (IFRS 26.1%) in Q2 2010. The Group’s effective normalised tax rate for the full year 2011 is estimated to be approximately 26%.

In Q2 2011, fully diluted earnings per share were 1.93 pence (9.31 cents per ADS) compared to earnings per share of 1.62 pence (7.29 cents per ADS) in Q2 2010. Normalised fully diluted earnings per share in Q2 2011 were 2.98 pence per share (14.34 cents per ADS) compared to 2.34 pence (10.51 cents per ADS) in Q2 2010.

Balance sheet
Intangible assets at 30 June 2011 were £535.4 million, comprising goodwill of £523.0 million and other intangible assets of £12.4 million, compared to £520.5 million and £11.2 million respectively at 31 March 2011.

Total accounts receivable were £78.3 million at 30 June 2011, comprising £68.6 million of trade receivables and £9.7 million of amounts recoverable on contracts, compared to £75.2 million at 31 March 2011, comprising £68.5 million of trade receivables and £6.7 million of amounts recoverable on contracts.

Days sales outstanding (DSOs) were 43 at 30 June 2011 compared to 41 at 31 March 2011.

Cash flow and interim dividend
Total cash (see note 10.6) was £353.8 million at 30 June 2011 compared to £344.3 million at 31 March 2011. Normalised free cash flow in Q2 2011 was £45.7 million.

In respect of the year to 31 December 2011, the directors are declaring an interim dividend of 1.39 pence per share, an increase of 20% over the 2010 interim dividend of 1.16 pence per share. This interim dividend will be paid, out of the UK GAAP distributable reserves of ARM Holdings plc, on 5 October 2011 to shareholders on the register on 9 September 2011.

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Operating review

Processor licensing
A total of 29 processor licenses were signed in Q2 2011.

 ARM has continued to see semiconductor companies adopting ARM technology for the first time; nine of the 29 licenses signed in Q2 2011 were with companies taking their first ever ARM license. These licenses were for use in a broad range of end applications, including digital TVs, microcontrollers and Near Field Communication (NFC) chips.  In addition, leading semiconductor vendors renewed their commitment to ARM’s technology roadmap by relicensing and upgrading their ARM technology.

Of the 29 licenses signed, nine were for ARM’s advanced Cortex-A series processors, including two new licensees for Cortex-A15 processor and two for ARM’s next generation Cortex-A series ‘Kingfisher’ processor; a product aimed at entry level smartphones and feature phones. The Cortex-A15 processor has now been licensed to 10 partners and will enable the next generation of scalable computing from super-smartphones and mobile computers to servers and networking infrastructure applications.

Non-mobile devices continue to be a major driver for processor licensing with 20 of the licenses signed in Q2 2011 being used in applications beyond mobile, including consumer electronics and enterprise products. In addition, ARM has continued its penetration into the microcontroller market, with twelve of the 20 licenses signed for Cortex-M series processors, taking the total number of Cortex-M series processor licenses to date to more than one hundred.

Five of the licenses were for ARM’s advanced Mali graphics processors for use in mobile and consumer electronics, including two for the next generation of Mali graphics processors.

Q2 2011 and Cumulative Processor Licensing Analysis
	Existing Customers	New Customers	Quarter Total	Cumulative Total*
ARM7™				172
ARM9™	1	1	2	269
ARM11™	1		1	82
Cortex-A	7	2	9	77
Cortex-R				21
Cortex-M	6	6	12	109
Mali	5		5	51
Other				20
Total	20	9	29	801
* Adjusted for licenses that are no longer expected to generate royalties

Processor Design Wins and Ecosystem Development
Over the last few months many leading technology companies have announced their commitment to develop products around the ARM processor portfolio.  These included:
•
Microsoft demonstrated their on-going development of “Windows 8” for ARM processor-based low-power system-on-chips from NVIDIA, TI and Qualcomm.  In addition, they demonstrated their next generation of Internet Explorer, IE10, running on ARM processor-based chips.

•	Google announced that Chrome OS will soon be available for ARM processor-based chips, to enable lower power and smaller form-factor computing devices.
•
At Computex, in Taiwan, many leading ODMs and OEMs demonstrated mobile computing applications based on chips containing high-performance dual-core ARM Cortex-A9 processors, including Acer, Asus, Compal and ViewSonic.

•
Panasonic released a new Cortex-A series processor-based system-on-chip design for the next generation of smart digital TVs. Panasonic’s UniPhier chip will enable faster loading of Internet content and smart TV applications, as well as reduce device power consumption.

•
Important graphics companies continued to demonstrate their software on Mali-400 GPUs, including Unity, a leading game engine developer which supports over 2000 games and is optimising its top gaming titles to run on Mali GPUs in high definition 3D, and Mentor Graphics, who are optimising their embedded user interface product, Inflexion, to run faster on Mali.

Many more partner announcements can be found on the ARM website at www.arm.com/news.

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Processor royalties
Royalties are recognised one quarter in arrears with royalties in Q2 generated from semiconductor unit shipments in Q1. In Q2 2011, underlying PD royalty revenues increased more than 30% year-on-year. This compares with industry revenues increasing by around 10%1 in the corresponding shipment period (i.e. Q1 2011 compared to Q1 2010), demonstrating ARM’s market share gains over the last 12 months.

Q2 revenue came from the sales of about 1.9 billion ARM technology-based chips, the highest ever shipped in a quarter.

ARM continued to gain share in non-mobile end-markets compared with one year ago.  Shipments of ARM technology-based microcontrollers grew over 100% year on year, compared to less than 10% growth for the overall microcontroller market2.  Part of this growth was due to an increase in sales of Cortex-M series processor-based chips, which now represent 13% of units shipped, up from 4% in Q2 2010.

The Cortex processor family now represents 19% of units shipped up from 17% in the prior quarter.  This sequential increase is primarily due to shipments of Cortex-M series processors in microcontrollers and smartcards, and an increase in Cortex-A series processor shipments driven by high-end smartphones adopting smarter applications processors. Cortex-A series processors now represent 4% of all shipments, up from 1% in Q2 2010.

Q2 2011 Processor Unit Shipment Analysis
Processor Family	Unit Shipments	Market Segment	Unit Shipments
ARM7	45%	Mobile	58%
ARM9	27%	Enterprise	16%
ARM11	9%	Home	4%
Cortex	19%	Embedded	22%

The average royalty per chip decreased sequentially from 4.8 cents to 4.5 cents as the strong growth in high-volume low-cost chips, such as microcontrollers, smartcards and wireless connectivity chips outweighed the growth in Cortex-A processor-based chips, which typically command higher average royalty percentages and are normally associated with higher value chips.

The increasing penetration of smartphones continues to benefit ARM.  In Q2 2011, ARM’s customers reported about a 300% year-on year increase in Cortex-A processor-based wireless chips sales, driven by a near doubling of the smartphone market3 and an increasing proportion of these shipments being super-smartphones. For the quarter, ARM achieved an average of 2.5 ARM technology-based chips per mobile handset, the same as the prior quarter, and up from 2.4 a year ago.

PIPD licensing
ARM continues to see strong demand for physical IP optimised for use with processors, especially the Cortex-A series processor.  These processor optimisation packs (POPs) enable the licensee to more readily achieve a high-performance, low-power processor implementation through specially optimised physical IP technology.  For every chip implemented using a POP, ARM receives a royalty both for the processor in the chip and for the physical IP.  During the quarter ARM signed four licenses for POPs bringing the total number of POP licenses to 17.

In addition, ARM also signed two new royalty bearing platforms at 22nm and 250nm.

Q2 2011 and Cumulative PIPD Licensing Analysis
	Process Node (nm)	Total	Platform analysis (nm)	Royalty Bearing Foundry Platforms at Each Node
New Royalty Bearing	22	1	22/20	2
Foundry Platform Licenses	250	1	32/28	7
			45/40	8
			65	12
	Total for	Cumulative	90	11
	Quarter	Total	130	19
Processor Optimisation	4	17	180 to 250	21
Packs			Total	80

1 Source: Semiconductor Industry Association, May 2011
2 Source: Semiconductor Industry Association, May 2011
3 Gartner: Market Share Analysis: Mobile Devices Worldwide, 1Q11, May 2011

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ARM’s physical IP is used by fabless semiconductor companies to implement their chip designs. During the quarter, ARM continued to see strong demand from these companies to use physical IP at advanced nodes, with a further semiconductor partner choosing to use ARM’s advanced physical IP at 28nm. As our partners transition from older process technology to more advanced nodes so this progression helps to drive ARM’s future royalty revenue.

PIPD royalties
Physical IP royalties are generated mainly from chips manufactured in foundries such as TSMC, UMC and GLOBAL FOUNDRIES. Royalties are recognised one quarter in arrears with royalties in Q2 generated from semiconductor unit shipments in Q1.

Underlying PIPD royalties in Q2 2011 were $11.0 million, up 12% year on year. ARM continues to benefit from our customers’ high-volume production moving to more advanced nodes at 45nm and below at multiple leading foundries.

People
At 30 June 2011, ARM had 1,986 full-time employees, a net increase of 97 since the start of the year. At the end of June, the Group had 812 employees based in the UK, 533 in the US, 227 in Continental Europe, 289 in India and 125 in the Asia Pacific region.

Principal risks and uncertainties
The principal risks and opportunities faced by the Group are included within the “Risks and risk management” section of the 2010 Annual Report and Accounts filed with Companies House in the UK. Details of other risks and uncertainties faced by the Group are noted within the Annual Report on Form 20-F for the year ended 31 December 2010 which is on file with the Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.  There have been no changes to these risks that would materially impact the Group in the foreseeable future.  These include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; ARM may have to protect its intellectual property or defend itself against claims that we have infringed others’ proprietary rights; an infringement claim or a significant damages award would adversely impact ARM’s operating results; companies within the semiconductor industry may consolidate reducing the number of customers that ARM may sell its technology to; for ARM to enter new markets or develop new technology may require significant investment and may not result in profitable operations; and ARM competes in the intensely competitive semiconductor market.

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ARM Holdings plc
Consolidated balance sheet - IFRS

	30 June	31 December
	2011	2010
	Unaudited	Audited
	£’000	£’000
Assets
Current assets:
Cash and cash equivalents	34,268	29,363
Short-term deposits	253,286	247,466
Embedded derivatives	-	2,303
Accounts receivable (see note 6)	78,285	105,668
Prepaid expenses and other assets	27,647	18,431
Current tax assets (see note 6)	12,811	3,646
Inventories: finished goods	2,695	1,784
Total current assets	408,992	408,661

Non-current assets:
Available-for-sale financial assets	25,716	20,329
Long-term deposits	69,110	15,000
Loans and receivables	1,976	1,934
Prepaid expenses and other assets	3,572	1,920
Property, plant and equipment	15,439	13,847
Goodwill	522,989	532,285
Other intangible assets	12,446	12,099
Deferred tax assets	72,507	78,587
Total non-current assets	723,755	676,001

Total assets	1,132,747	1,084,662

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	9,085	4,305
Embedded derivatives	537	-
Fair value of currency exchange contracts	146	201
Accrued and other liabilities (see note 6)	66,161	72,028
Current tax liabilities (see note 6)	1,326	20,216
Deferred revenue	79,403	72,049
Total current liabilities	156,658	168,799

Non-current liabilities:
Deferred revenue	16,652	20,657
Deferred tax liabilities	127	301
	16,779	20,958
Total liabilities	173,437	189,757

Net assets	959,310	894,905

Capital and reserves attributable to equity holders of the Company
Share capital	673	672
Share premium account	354,068	351,578
Share option reserve	61,474	61,474
Retained earnings	456,256	381,379
Cumulative translation adjustment	86,839	99,802
Total equity	959,310	894,905

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ARM Holdings plc
Consolidated income statement – IFRS

	Quarter ended	Quarter ended	Six months ended	Six months ended
	30 June 2011	30 June 2010	30 June 2011	30 June 2010
	Unaudited	Unaudited	Unaudited	Unaudited
	£’000	£'000	£'000	£'000

Revenues	117,837	99,950	233,860	192,296

Cost of revenues	(6,949)	(5,793)	(14,246)	(12,753)

Gross profit	110,888	94,157	219,614	179,543

Research and development	(43,811)	(33,377)	(85,029)	(64,825)
Sales and marketing	(16,233)	(16,835)	(34,407)	(32,555)
General and administrative	(18,862)	(15,091)	(39,244)	(28,126)
Total operating expenses	(78,906)	(65,303)	(158,680)	(125,506)

Profit from operations	31,982	28,854	60,934	54,037

Investment income	1,786	782	3,296	1,484

Profit before tax	33,768	29,636	64,230	55,521
Tax	(7,196)	(7,740)	(16,115)	(14,053)

Profit for the period	26,572	21,896	48,115	41,468

Earnings per share
Basic and diluted earnings	26,572	21,896	48,115	41,468

Number of shares (‘000)
Basic weighted average number of shares	1,345,922	1,313,775	1,340,615	1,306,386
Effect of dilutive securities: Share options and awards	28,876	34,224	31,479	36,177
Diluted weighted average number of shares	1,374,798	1,347,999	1,372,094	1,342,563

Basic EPS (pence)	2.0	1.7	3.6	3.2
Diluted EPS (pence)	1.9	1.6	3.5	3.1

Diluted earnings per ADS (cents)	9.3	7.3	16.9	13.9

All activities relate to continuing operations.
All of the profit for the period is attributable to the equity shareholders of the parent.

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ARM Holdings plc
Consolidated statement of comprehensive income - IFRS

	Quarter ended	Quarter ended	Six months ended	Six months ended
	30 June 2011	30 June 2010	30 June 2011	30 June 2010
	Unaudited	Unaudited	Unaudited	Unaudited
	£’000	£’000	£’000	£’000

Profit for the period	26,572	21,896	48,115	41,468
Other comprehensive income:
Unrealised holding gain on available-for-sale investments (net of tax of £nil)	-	169	-	155
Currency translation adjustment	(637)	6,454	(12,963)	42,106
Other comprehensive (loss)/income for the period	(637)	6,623	(12,963)	42,261
Total comprehensive income for the period	25,935	28,519	35,152	83,729

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ARM Holdings plc
Consolidated cash flow statement - IFRS

	Six months	Six months
	ended	ended
	30 June 2011	30 June 2010
	Unaudited	Unaudited
	£’000	£’000
Operating activities
Profit before tax	64,230	55,521
Investment income (net)	(3,296)	(1,484)
Profit from operations	60,934	54,037
Depreciation and amortisation of tangible and intangible assets	6,252	10,417
Compensation charge in respect of share-based payments	19,559	12,550
(Profit)/loss on disposal of property, plant and equipment	(8)	217
Profit on disposal of available-for-sale financial assets	(12)	-
Provision for doubtful debts	96	(279)
Provision for obsolescence of inventory	-	(167)
Movement in fair value of currency exchange contracts	(55)	1,171
Movement in fair value of embedded derivatives	2,840	(2,463)

Changes in working capital:
Accounts receivable	27,852	(26,669)
Inventories	(911)	269
Prepaid expenses and other assets	(10,717)	2,033
Accounts payable	4,780	547
Deferred revenue	2,934	24,238
Accrued and other liabilities	(7,966)	755

Cash generated by operations before tax	105,578	76,656
Income taxes paid	(10,226)	(7,746)

Net cash from operating activities	95,352	68,910

Investing activities
Interest received	2,015	1,006
Purchases of property, plant and equipment	(5,244)	(3,192)
Purchases of other intangible assets	(386)	(575)
Purchases of available-for-sale financial assets	(5,387)	(4,977)
Proceeds on disposal of property, plant and equipment	8	168
Proceeds on disposal of available-for-sale financial assets	12	105
Purchase of short and long-term deposits	(58,835)	(41,037)
Purchases of subsidiaries, net of cash acquired	(3,970)	-

Net cash used in investing activities	(71,787)	(48,502)

Financing activities
Proceeds received on issuance of shares	4,408	18,395
Dividends paid to shareholders	(23,412)	(19,022)

Net cash used in financing activities	(19,004)	(627)

Net increase in cash and cash equivalents	4,561	19,781
Cash and cash equivalents at beginning of period	29,363	34,489
Effect of foreign exchange rate changes	344	364
Cash and cash equivalents at end of period	34,268	54,634

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ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS

		Share	Share			Cumulative
	Share	premium	option	Retained	Revaluation	translation
	capital	account	reserve	earnings	reserve	adjustment	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000

At 1 January 2010 (audited)	672	351,578	61,474	241,950	(155)	83,178	738,697
Profit for the period	−	−	−	41,468	−	−	41,468
Other comprehensive income:
Unrealised holding gain on available-for-sale investment	−	−	−	−	155	−	155
Currency translation adjustment	−	−	−	−	−	42,106	42,106
Total comprehensive income for the period (H1 2010)	−	−	−	41,468	155	42,106	83,729
Dividends (see note 5)	−	−	−	(19,022)	−	−	(19,022)
Credit in respect of employee share schemes	−	−	−	12,550	−	−	12,550
Movement on tax arising on share options and awards	−	−	−	15,772	−	−	15,772
Proceeds from sale of own shares	−	−	−	18,395	−	−	18,395
	−	−	−	27,695	−	−	27,695
At 30 June 2010 (unaudited)	672	351,578	61,474	311,113	−	125,284	850,121

At 1 January 2011 (audited)	672	351,578	61,474	381,379	−	99,802	894,905
Profit for the period	−	−	−	48,115	−	−	48,115
Other comprehensive income:
Currency translation adjustment	−	−	−	−	−	(12,963)	(12,963)
Total comprehensive income/(expense) for the period (H1 2011)	−	−	−	48,115	−	(12,963)	35,152
Shares issued on exercise of share options and awards *	1	2,490	−	−	−	−	2,491
Dividends (see note 5)	−	−	−	(23,412)	−	−	(23,412)
Credit in respect of employee share schemes	−	−	−	19,559	−	−	19,559
Movement on tax arising on share options and awards	−	−	−	28,698	−	−	28,698
Proceeds from sale of own shares	−	−	−	1,917	−	−	1,917
	1	2,490	−	26,762	−	−	29,253
At 30 June 2011 (unaudited)	673	354,068	61,474	456,256	−	86,839	959,310

* Employee share option and award scheme: options exercised during the period to 30 June 2011 resulted in 2,436,598 shares being issued with exercise proceeds of £2,491,000.

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Notes to the Financial Information

(1) Basis of preparation
The financial information prepared in accordance with the Group's IFRS accounting policies comprises the consolidated balance sheets as of 30 June 2011 and 31 December 2010, consolidated income statements and consolidated statements of comprehensive income for the three months and six months ended 30 June 2011 and 2010, and consolidated cash flow statements and consolidated statements of changes in shareholders’ equity for the six months ended 30 June 2011 and 2010, together with related notes.  This condensed set of consolidated interim financial information for the six months ended 30 June 2011 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, “Interim financial reporting”, as adopted by the European Union.  This financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2010, which have been prepared in accordance with IFRSs as adopted by the European Union.

The following new standards and amendments to standards are mandatory for the first time in 2011:

•	Annual improvements 2010: This set of amendments includes changes to six standards and one IFRIC. These are minor amendments and have not had a significant impact on the Group.

The following new standards, amendments to standards, or interpretations are effective in 2011 but not relevant to the Group:

•
IAS 24 (revised) “Related party disclosures”. This removes the requirement for government-related entities to disclose details of all transactions with the government and it clarifies and simplifies the definition of a related party. This is not relevant to the Group.

•
Amendment to IAS 32, “Rights Issues”. This addresses the accounting for rights issues which are denominated in a currency other than the functional currency of the issuer. This is not currently relevant to the Group.

•
Amendment to IFRIC 14, “Prepayments of a minimum funding requirement” This relates to companies that are required to make minimum funding contributions to a defined benefit pension plan. The Group does not have any such schemes and therefore this is not relevant.

•
IFRIC 19, “Extinguishing financial liabilities with equity instruments” This clarifies the accounting when an entity re-negotiates the terms of its debt with the result that the liability is extinguished through the debtor issuing its own equity instruments to the creditor. This is not currently relevant to the Group.

(2) Going concern
After dividend payments of £23.4 million made in the first six months of 2011, the highly cash generative nature of the business enabled the Group to increase its cash, cash equivalents, short- and long-term deposits balance to £353.8 million (net of accrued interest of £2.8 million) at 30 June 2011 from £290.1 million at the start of the year (net of accrued interest of £1.7 million).

After reviewing the 2011 budget and longer-term plans, the directors are satisfied that it is appropriate to adopt the going concern basis in preparing this condensed set of consolidated interim financial information of the Group.

(3) Financial risk management

(3.1) Financial risk factors
The Group’s operations expose it to a variety of financial risks that include currency risk, interest rate risk, securities price risk, credit risk and liquidity risk.  This condensed set of consolidated interim financial information does not include all financial risk management information and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2010.

(3.2) Fair value estimation
The table below shows the financial instruments carried at fair value by valuation method:

30 June 2011	Level 1*	Level 2*	Level 3*	Total
	£’000	£’000	£’000	£’000
Assets
Available-for-sale:
Other long-term investments	-	-	25,716	25,716
Total assets	-	-	25,716	25,716

Liabilities
Embedded derivatives	-	537	-	537
Currency exchange contracts	-	146	-	146
Total liabilities	-	683	-	683

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(3.2) Fair value estimation (continued)

31 December 2010	Level 1*	Level 2*	Level 3*	Total
	£’000	£’000	£’000	£’000
Assets
Embedded derivatives	-	2,303	-	2,303
		2,303	-	2,303
Available-for-sale:
Other long-term investments	-	-	20,329	20,329
	-	-	20,329	20,329
Total assets	-	2,303	20,329	22,632

Liabilities
Currency exchange contracts	-	201	-	201
Total liabilities	-	201	-	201

*Level 1 valued using unadjusted quoted prices in active markets for identical instruments.  Level 2 valued using techniques based significantly on observable market data.  Level 3 valued using information other than observable market data.

(4) Share-based payment costs and acquisition-related expenses
Included within the consolidated income statement for the quarter ended 30 June 2011 are total share-based payment costs (including related payroll taxes) of £12.4 million (2010: £9.5 million), allocated £0.9 million (2010: £0.7 million) in cost of revenues, £7.4 million (2010: £5.7 million) in research and development expenses, £2.4 million (2010: £1.8 million) in sales and marketing expenses and £1.7 million (2010: £1.3 million) in general and administrative expenses.

Included within the consolidated income statement for the six months ended 30 June 2011 are total share-based payment costs (including related payroll taxes) of £31.9 million (2010: £18.2 million), allocated £1.7 million (2010: £1.1 million) in cost of revenues, £19.3 million (2010: £11.0 million) in research and development expenses, £6.4 million (2010: £3.5 million) in sales and marketing expenses and £4.5 million (2010: £2.6 million) in general and administrative expenses.

Also included within operating expenses for the quarter ended 30 June 2011 is amortisation of intangibles acquired on business combinations of £0.6 million (2010: £3.0 million), allocated £0.5 million (2010: £1.0 million) in research and development expenses and £0.1 million (2010: £2.0 million) in sales and marketing expenses.

(5) Dividends
	Six months ended 30 June 2011	Six months ended 30 June 2010
	£’000	£’000
Final 2009 paid at 1.45 pence per share	-	19,022
Final 2010 paid at 1.74 pence per share	23,412	-
	23,412	19,022

In respect of the year to 31 December 2011, the directors are declaring an interim dividend of 1.39 pence per share (an estimated cost of £18.7m). This interim dividend will be paid on 5 October 2011 to shareholders who are on the register of members on 9 September 2011.

(6) Accounts receivable, accrued and other liabilities, and taxation
Included within accounts receivable at 30 June 2011 are £9.7 million (31 December 2010: £8.7 million) of amounts recoverable on contracts. Included within accrued and other liabilities at 30 June 2011 are £18.1 million (31 December 2010: £17.7 million) relating to the provision for payroll taxes on share awards, and £9.3 million (31 December 2010: £22.7 million) relating to employee bonus and sales commission provisions.

Total current tax assets and liabilities as at 30 June 2011 amounted to an overall net asset of £11.5 million (31 December 2010: net liability of £16.6 million). Share option and award tax benefits from exercises in Q1 2011 accounted for the majority of the movement. These benefits will be utilised against taxable profits during the remainder of the year.

The March 2011 Budget included changes to the main rates of tax for UK companies. The main rate of corporation tax decreased from 28% to 26% from 1 April 2011.  The Budget also announced the reduction in the main rate of corporation tax from 26% to 25% from 1 April 2012.  This was substantively enacted on 5 July 2011.  These changes have not had a material impact on the deferred tax balances as at 30 June 2011.

(7) Related party transactions
During the six months ended 30 June 2011 the Group incurred subscription costs of £6.9 million from Linaro Limited, an associated company of the Group, representing ARM’s committed aggregate contributions to Linaro for the next two years.  Linaro-related charges amounted to £1.2 million in the six months ended 30 June 2010.

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(8) Segmental reporting
At 30 June 2011, the Group is organised on a worldwide basis into three main business segments:

Processor Division (PD), encompassing those resources that are centred on microprocessor cores, including specific functions such as graphics IP, fabric IP and embedded software and configurable digital signal processing IP.

Physical IP Division (PIPD), concerned with the building blocks necessary for translation of a circuit design into actual silicon.

Systems Design Division (SDD), focused on the tools and models used to create and debug software and system-on-chip (SoC) designs.

This is based upon the Group’s internal organisation and management structure and is the primary way in which the Chief Operating Decision Maker is provided with financial information.  Whilst revenues are also reported into four main revenue streams (namely licensing, royalties, development systems and services), the costs, operating results and balance sheets are only analysed into these three divisions.

The following analysis is of revenues (in both GBP and USD), operating costs, investment income, profit/(loss) before tax, tax, profit/(loss) for the period, amortisation of intangible assets and other acquisition related charges, share-based payment costs including payroll taxes, Linaro-related charges, goodwill and total assets for each segment and the Group in total.

Six months ended 30 June 2011	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Unallocated £000	Group £000
Segmental income statement
Revenues (GBP)	187,810	29,060	16,990	-	233,860
Operating costs	(110,802)	(39,363)	(20,488)	(2,273)	(172,926)
Investment income	-	-	-	3,296	3,296
Profit/(loss) before tax	77,008	(10,303)	(3,498)	1,023	64,230
Tax	-	-	-	(16,115)	(16,115)
Profit/(loss) for the period	77,008	(10,303)	(3,498)	(15,092)	48,115
Reconciliation to normalised profit/(loss) before tax
Intangible amortisation and other acquisition-related charges assets (including software)	1,206	555	157	-	1,918
Share-based payment costs including payroll taxes	20,899	6,396	4,635	-	31,930
Linaro-related charges	6,851	-	-	-	6,851
Normalised profit/(loss) for the period before tax	105,964	(3,352)	1,294	1,023	104,929

Goodwill	139,634	368,401	14,954	-	522,989
Total assets	245,803	388,155	29,115	469,674	1,132,747
Revenues (USD)	$301,790	$46,646	$27,220	-	$375,656

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(8) Segmental reporting (continued)
Six months ended 30 June 2010	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Unallocated £000	Group £000
Segmental income statement
Revenues (GBP)	147,812	25,885	18,559	-	192,296
Operating costs	(81,344)	(41,792)	(18,825)	3,702	(138,259)
Investment income	-	-	-	1,484	1,484
Profit/(loss) before tax	66,468	(15,907)	(226)	5,186	55,521
Tax	-	-		(14,053)	(14,053)
Profit/(loss) for the period	66,468	(15,907)	(226)	(8,867)	41,468
Reconciliation to normalised profit/(loss) before tax
Intangible amortisation and other acquisition-related charges	1,091	4,512	486	-	6,089
Share-based payment costs including payroll taxes	10,522	4,686	3,012	-	18,220
Linaro-related charges	1,238	-	-	-	1,238
Normalised profit/(loss) for the period before tax	79,319	(6,709)	3,272	5,186	81,068

Goodwill	145,418	395,342	15,229	-	555,989
Total assets	245,809	425,823	31,975	276,648	980,255
Revenues (USD)	$225,630	$39,793	$28,172	-	$293,595

There are no inter-segment revenues.  The results of each segment have been prepared using accounting policies consistent with those of the Group as a whole.  Unallocated assets include cash and cash equivalents, short and long-term deposits, available-for-sale investments, loans and receivables, embedded derivatives, current and deferred tax, and VAT. Unallocated operating costs consist of foreign exchange transactions.

(9) Acquisitions

On 15 June 2011, the Group purchased the entire share capital of Obsidian Software Inc. for $5.6 million in cash.   This purchase has been accounted for as an acquisition.

Obsidian, a company based in Austin Texas, is a market leader in verification and validation products and services used in the design of increasingly complex processors. The company’s RAVEN software has been used by many of the world’s leading semiconductor companies.  As system-on-chip (SoC) and processors grow in complexity there is an increasing need to develop more sophisticated verification strategies. This acquisition augments ARM's drive in matching its verification strategies with the rate of change in its high performance, complex SoC IP components.  For these reasons, combined with the ability to hire the entire workforce of Obsidian including the founders and management team, the Group paid a premium for the company giving rise to goodwill.  All intangible assets were recognised at their fair values, with the residual excess over net assets being recognised as goodwill.

All of the goodwill recognised is expected to be deductible for income tax purposes.  At 30 June 2011, the accounting for the acquisition has been determined on a provisional basis because the fair values assigned to the acquiree’s identifiable assets and liabilities have not been finally determined (due to the short period of time between acquisition date and the 30 June 2011).  Any adjustments to these provisional values as a result of completing work of the fair values will be recognised as if they had occurred at the acquisition date.

The following table summarises the consideration and provisional fair values of the assets acquired and liabilities assumed as at 15 June 2011.

	£’000	$’000
Cash and cash equivalents	17	27
Accounts receivable	556	902
Other current assets	7	12
Property, plant and equipment	46	74
Intangible assets	2,706	4,391
Deferred revenue	(406)	(659)
Accrued and other payables	(2,626)	(4,261)
Net assets acquired	300	486
Goodwill	3,160	5,129
Consideration	3,460	5,615

The consideration was all paid in cash.  All transaction expenses incurred by ARM have been charged to the income statement.
From the date of acquisition to 30 June 2011, the acquisition contributed under $0.1 million in revenue and incurred a loss of under $0.1 million.   If Obsidian had been consolidated from 1 January 2011, the consolidated income statement would have included $1.0m of revenue and $nil impact on profit.

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 (10) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude acquisition-related charges, share-based payment costs, restructuring charges, profit on disposal and impairment of available-for-sale investments, and Linaro-related charges.  Full reconciliations of Q2 2011, Q2 2010, H1 2011 and H1 2010, are shown in notes 10.13 to 10.16.  All figures in £’000 unless otherwise stated.

Summary normalised figures	Q2 2011		Q2 2010		Q1 2011		H1 2011		H1 2010

Revenues	117,837		99,950		116,023		233,860		192,296
Revenues ($’000)	190,162		150,299		185,494		375,656		293,595

Gross margin	94.8%		94.9%		94.4%		94.6%		94.0%
Operating expenses	59,368		52,128		60,320		119,688		101,117
Profit from operations	52,381		42,678		49,252		101,633		79,584
Operating margin	44.5%		42.7%		42.5%		43.5%		41.4%

Profit before tax	54,167		43,460		50,762		104,929		81,068
Earnings per share (diluted)	2.98	p	2.34	p	2.73	p	5.70	p	4.38	p

Cash	353,841		202,257		344,305		353,841		202,257
Normalised cash generation	45,655		30,414		62,905		108,560		74,257

	(10.1)	(10.2)	(10.3)	(10.4)	(10.5)
	Q2 2011	Q2 2010	Q1 2011	H1 2011	H1 2010

Revenues (£’000)	117,837	99,950	116,023	233,860	192,296
ARM’s effective exchange rate ($/£)	1.61	1.50	1.60	1.61	1.53
Revenues ($’000)	190,162	150,299	185,494	375,656	293,595

	(10.6)	(10.7)
	30 June 2011	31 December 2010

Cash and cash equivalents	34,268	29,363
Short-term deposits	253,286	247,466
Long-term deposits	69,110	15,000
Less: Interest accrued	(2,823)	(1,728)
Total cash	353,841	290,101

	(10.8)	(10.9)	(10.10)	(10.11)	(10.12)
	Q2 2011	Q2 2010	Q1 2011	H1 2011	H1 2010

Cash at end of period (as above)	353,841	202,257	344,305	353,841	202,257
Less: cash at beginning of period	(344,305)	(195,950)	(290,101)	(290,101)	(141,808)
Add back: Cash outflow from investments and acquisitions (net of cash acquired)	9,320	3,872	25	9,345	4,872
Add back: Cash outflow from acquisition costs	2,688	-	-	2,688
Add back: Cash outflow from payment of dividends	23,412	19,022	-	23,412	19,022
Add back: Cash outflow from restructuring payments	-	2,253	-	-	4,140
Add back: Cash outflow from share-based payroll taxes	308	419	11,668	11,976	2,931
Add back: Cash outflow from payments related to Linaro	929	1,238	878	1,807	1,238
Less: Cash inflow from exercise of share options	(538)	(2,697)	(3,870)	(4,408)	(18,395)
Normalised cash generation	45,655	30,414	62,905	108,560	74,257

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(10.13) Normalised income statement for Q2 2011

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation	Other acquisition-related charges	Linaro-related charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues	117,837	-	117,837	-	-	-	117,837

Cost of revenues	(6,088)	(861)	(6,949)	-	-	-	(6,949)

Gross profit	111,749	(861)	110,888	-	-	-	110,888

Research and development	(28,934)	(7,470)	(36,404)	(556)	-	(6,851)	(43,811)
Sales and marketing	(13,654)	(2,372)	(16,026)	(93)	(114)	-	(16,233)
General and administrative	(16,780)	(1,745)	(18,525)	-	(337)	-	(18,862)
Total operating expenses	(59,368)	(11,587)	(70,955)	(649)	(451)	(6,851)	(78,906)

Profit from operations	52,381	(12,448)	39,933	(649)	(451)	(6,851)	31,982

Investment income	1,786	-	1,786	-	-	-	1,786

Profit before tax	54,167	(12,448)	41,719	(649)	(451)	(6,851)	33,768
Tax	(13,229)	3,979	(9,250)	183	55	1,816	(7,196)

Profit for the period	40,938	(8,469)	32,469	(466)	(396)	(5,035)	26,572

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,374,798		1,374,798				1,374,798
Earnings per share – pence	2.98		2.36				1.93

ADSs outstanding (‘000)	458,266		458,266				458,266
Earnings per ADS – cents	14.34		11.38				9.31

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(10.14) Normalised income statement for Q2 2010

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation	Other acquisition- related charges	Linaro-related charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues	99,950	-	99,950	-	-	-	99,950

Cost of revenues	(5,144)	(649)	(5,793)	-	-	-	(5,793)

Gross profit	94,806	(649)	94,157	-	-	-	94,157

Research and development	(26,396)	(5,707)	(32,103)	(1,002)	-	(272)	(33,377)
Sales and marketing	(12,825)	(1,809)	(14,634)	(1,971)	(114)	(116)	(16,835)
General and administrative	(12,907)	(1,334)	(14,241)	-	-	(850)	(15,091)
Total operating expenses	(52,128)	(8,850)	(60,978)	(2,973)	(144)	(1,238)	(65,303)

Profit from operations	42,678	(9,499)	33,179	(2,973)	(114)	(1,238)	28,854

Investment income	782	-	782	-	-	-	782

Profit before tax	43,460	(9,499)	33, 961	(2,973)	(114)	(1,238)	29,636
Tax	(11,899)	2,681	(9,218)	1,099	32	347	(7,740)

Profit for the period	31,561	(6,818)	24,743	(1,874)	(82)	(891)	(21,896)

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,347,999		1,347,999				1,347.999
Earnings per share – pence	2.34		1.84				1.62

ADSs outstanding (‘000)	449.333		449.333				449.333
Earnings per ADS – cents	10.51		8.24				7.29

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(10.15) Normalised income statement for H1 2011

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation	Other acquisition-related charges	Linaro-related charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues	233,860	-	233,860	-	-	-	233,860

Cost of revenues	(12,539)	(1,707)	(14,246)	-	-	-	(14,246)

Gross profit	221,321	(1,707)	219,614	-	-	-	219,614

Research and development	(57,681)	(19,330)	(77,011)	(1,167)	-	(6,851)	(85,029)
Sales and marketing	(27,619)	(6,374)	(33,993)	(186)	(228)	-	(34,407)
General and administrative	(34,388)	(4,519)	(38,907)	-	(337)	-	(39,244)
Total operating expenses	(119,688)	(30,223)	(149,911)	(1,353)	(565)	(6,851)	(158,680)

Profit from operations	101,633	(31,930)	69,703	(1,353)	(565)	(6,851)	60,934

Investment income	3,296	-	3,296	-	-	-	3,296

Profit before tax	104,929	(31,930)	72,999	(1,353)	(565)	(6,851)	64,230
Tax	(26,667)	8,255	(18,412)	394	87	1,816	(16,115)

Profit for the period	78,262	(23,675)	54,587	(959)	(478)	(5,035)	48,115

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,372,094		1,372,094				1,372,094
Earnings per share – pence	5.70		3.98				3.51

ADSs outstanding (‘000)	457,365		457,365				457,365
Earnings per ADS – cents	27.47		19.16				16.89

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(10.16) Normalised income statement for H1 2010

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation	Other acquisition-related charges	Linaro-related charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues	192,296	-	192,296	-	-	-	192,296

Cost of revenues	(11,595)	(1,158)	(12,753)	-	-	-	(12,753)

Gross profit	180,701	(1,158)	179,543	-	-	-	179,543

Research and development	(51,558)	(10,993)	(62,551)	(2,002)	-	(272)	(64,825)
Sales and marketing	(24,851)	(3,501)	(28,352)	(3,859)	(228)	(116)	(32,555)
General and administrative	(24,708)	(2,568)	(27,276)	-	-	(850)	(28,126)
Total operating expenses	(101,117)	(17,062)	(118,179)	(5,861)	(228)	(1,238)	(125,506)

Profit from operations	79,584	(18,220)	61,364	(5,861)	(228)	(1,238)	54,037

Investment income	1,484	-	1,484	-	-	-	1,484

Profit before tax	81,068	(18,220)	62,848	(5,861)	(228)	(1,238)	55,521
Tax	(22,213)	5,584	(16,629)	2,165	64	347	(14,053)

Profit for the period	58,855	(12,636)	46,219	(3,696)	(164)	(891)	41,468

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,342,563		1,342,563				1,342,563
Earnings per share – pence	4.38		3.44				3.09

ADSs outstanding (‘000)	447,521		447,521				447,521
Earnings per ADS – cents	19.68		15.45				13.86

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Statement of directors’ responsibilities

The directors confirm that, to the best of their knowledge, this condensed set of consolidated interim financial information has been prepared in accordance with IAS 34 as adopted by the European Union. The interim management report includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R, namely:

•
An indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

•	Material related-party transactions in the first six months and any material changes in the related-party transactions described in the last annual report.

The directors of ARM Holdings plc are listed in the ARM Holdings plc Annual Report for the year ended 31 December 2010.

By order of the Board

Tim Score
Chief Financial Officer
26 July 2011

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Independent review report to ARM Holdings plc

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2011, which comprise the consolidated balance sheet as at 30 June 2011, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated cash flow statement, the consolidated statement of changes in equity, and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2011 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
26 July 2011
London

Notes:
(a)
The maintenance and integrity of the ARM Holdings plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

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Notes

The results shown for Q2 2011, Q1 2011, Q2 2010, H1 2011, and H1 2010 are unaudited. The results shown for FY 2010 are audited. The consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2010 were approved by the Board of directors on 28 February 2011 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q2 2011 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2010 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2010.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of acquisitions, unforeseen liabilities arising from acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2010 including (without limitation) under the captions, “Risk Factors”(on pages 4 to 11) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademarks of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; and ARM Sweden AB.

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